UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

HERBALIFE LTD.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G4412G 10 1

(CUSIP Number)

Leslie Stanford 1490 Lafayette Street Suite 201 Denver, Colorado 80218	Markus Lehmann Kreuzbuehel 15 FL-9493 Mauren, Liechtenstein

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Greenberg Traurig, LLP

The Met Life Building

200 Park Avenue

New York, New York 10166

Attention:  Michael B. Solovay

                     Lorenzo Borgogni

Telephone:  (212) 801-9200

March 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁪

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4412G 10 1		Page 2 of 24 Pages
1		Name of Reporting Persons Leslie Stanford I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 442,017
	8	Shared Voting Power 337,448
	9	Sole Dispositive Power 442,017
	10	Shared Dispositive Power 337,448
11		Aggregate Amount Beneficially Owned by Each Reporting Person 779,465*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.1%**
14		Type of Reporting Person (See Instructions) IN

* See Item 5
** The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 19, 2007.

CUSIP No. G4412G 10 1		Page 3 of 24 Pages
1		Name of Reporting Persons Markus Lehmann I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 332,500
	8	Shared Voting Power
	9	Sole Dispositive Power 332,500
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 332,500*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.5%**
14		Type of Reporting Person (See Instructions) IN

* See Item 5
** The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 4 of 24 Pages
1		Name of Reporting Persons John Peterson I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 70,779
	8	Shared Voting Power
	9	Sole Dispositive Power 70,779
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 70,779*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.1%**
14		Type of Reporting Person (See Instructions) IN

* See Item 5
** The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 5 of 24 Pages
1		Name of Reporting Persons Jose Paulo Rodrigues Dinis da Silva I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Portugal
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,600
	8	Shared Voting Power
	9	Sole Dispositive Power 4,600
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,600*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) **
14		Type of Reporting Person (See Instructions) IN

* See Item 5
**  Less than 0.1%.  The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 6 of 24 Pages
1		Name of Reporting Persons J.M. Bos-Vuijst I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,000
	8	Shared Voting Power 30,000
	9	Sole Dispositive Power 6,000
	10	Shared Dispositive Power 30,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 36,000*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) **
14		Type of Reporting Person (See Instructions) IN

*  See Item 5
**  Less than 0.1%.  The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 7 of 24 Pages
1		Name of Reporting Persons Ronald P.J. Bos I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 30,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power 30,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 30,000*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) **
14		Type of Reporting Person (See Instructions) IN

*  See Item 5
**  Less than 0.1%.  The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 8 of 24 Pages
1		Name of Reporting Persons Michiko Dejaeghere I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 175,403
	8	Shared Voting Power
	9	Sole Dispositive Power 175,403
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 175,403*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.2%**
14		Type of Reporting Person (See Instructions) IN

* See Item 5
** The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 9 of 24 Pages
1		Name of Reporting Persons Tae Ho Kim I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 284,061
	8	Shared Voting Power
	9	Sole Dispositive Power 284,061
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 284,061*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.4%**
14		Type of Reporting Person (See Instructions) IN

*  See Item 5
**  The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 10 of 24 Pages
1		Name of Reporting Persons Susan Peterson I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 34,778
	8	Shared Voting Power 3,000
	9	Sole Dispositive Power 34,778
	10	Shared Dispositive Power 3,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 37,778*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) **
14		Type of Reporting Person (See Instructions) IN

*  See Item 5
**  Less than 0.1%.  The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 11 of 24 Pages
1		Name of Reporting Persons Leung Sze Man I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 120,947
	8	Shared Voting Power
	9	Sole Dispositive Power 120,947
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 120,947*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.2%**
14		Type of Reporting Person (See Instructions) IN

*  See Item 5
**  The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 12 of 24 Pages
1		Name of Reporting Persons Fredrick J. Cohn I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,000
	8	Shared Voting Power
	9	Sole Dispositive Power 3,000
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,000*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) **
14		Type of Reporting Person (See Instructions) IN

*  See Item 5
**  Less than 0.1%.  The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 13 of 24 Pages
1		Name of Reporting Persons Enrique Javier Varela Barrios I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 66,616
	8	Shared Voting Power
	9	Sole Dispositive Power 66,616
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 66,616*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.1%**
14		Type of Reporting Person (See Instructions) IN

*  See Item 5
**  The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 14 of 24 Pages
1		Name of Reporting Persons Juan Jose Najera Diaz I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,204.5
	8	Shared Voting Power
	9	Sole Dispositive Power 14,204.5
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 14,204.5*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) **
14		Type of Reporting Person (See Instructions) IN

*  See Item 5
**  Less than 0.1%.  The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

CUSIP No. G4412G 10 1		Page 15 of 24 Pages
1		Name of Reporting Persons Arie Baratz I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,573
	8	Shared Voting Power
	9	Sole Dispositive Power 30,573
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 30,573*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) **
14		Type of Reporting Person (See Instructions) IN

*  See Item 5
**  Less than 0.1%.  The calculation of the foregoing percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

Item 1.  Security and Issuer

This Schedule 13D relates to common shares, par value $0.002 per share (the “Common Shares”), of Herbalife Ltd., a Cayman Islands exempted limited liability company (the “Issuer”).  The principal executive offices of the Issuer are located at 1800 Century Park East, Los Angeles, California 90067.

Item 2.  Identity and Background

(a), (b), (c) and (f) This Schedule 13D is being filed jointly by Leslie Stanford, Markus Lehmann, John Peterson, Jose Paulo Rodrigues Dinis da Silva, J.M. Bos-Vuijst, Ronald P.J. Bos, Michiko Dejaeghere, Tae Ho Kim, Susan Peterson, Leung Sze Man, Fredrick J. Cohn, Enrique Javier Varela Barrios, Juan Jose Najera Diaz and Arie Baratz (collectively, the “Reporting Persons”).  The name, citizenship, occupation and residence or business address for each Reporting Person is set forth below:

Name	Citizenship	Principal Occupation	Residence or Business Address

Leslie Stanford(1)	Canada	Herbalife distributor/ President of HealthQuest International Inc.	1490 Lafayette Street Suite 201 Denver, Colorado 80218

Markus Lehmann(2)	Germany	Herbalife distributor/ CEO of Markus Lehmann Sales Consulting Establishment	Kreuzbuehel 15 FL-9493 Mauren, Liechtenstein

John Peterson	United States	Herbalife distributor	P.O. Box 106 Golden, Colorado 80402

Jose Paulo Rodrigues Dinis da Silva(3)	Portugal	Herbalife distributor	Rua Vasco Da Gama No. 60G, Apt. 603 2775-297 Parede, Portugal

J.M. Bos-Vuijst(4)	The Netherlands	Herbalife distributor	Koningslaan 122, 3583 G.W. Utrecht The Netherlands

Ronald P.J. Bos(4)	The Netherlands	Consultant to Beau Development B.V.	Koningslaan 122, 3583 G.W. Utrecht The Netherlands

Michiko Dejaeghere	Hong Kong	Herbalife distributor/ President of Keishi International Corporation Ltd.	1801 18th Floor Quality Education Tower 476 Nathan Road Yau Ma Tei Kowloon Hong Kong, SAR China

Tae Ho Kim	Korea	Herbalife distributor	2FL SukSang Bldg. #234-8 Nonhyun-dong, Kangnam-gu, Seoul, Korea

Susan Peterson(5)	United States	Herbalife distributor/ President of WorkFromHome, Inc.	P.O. Box 775958 Steamboat Springs, Colorado 80477

Leung Sze Man	China	Herbalife distributor	20/F Sino Cheer Plaza 23 Jordan Road Kowloon, Hong Kong, SAR China

Fredrick J. Cohn	United States	Herbalife distributor/ President of A&J Marketing, Inc.	6021 S. Syracuse Way Suite 204 Englewood, Colorado 80111

Enrique Javier Varela Barrios	Mexico	Herbalife distributor	Seminario 217 Col. Carretas 76050 Queretaro, Qro. Mexico

Juan Jose Najera Diaz	Mexico	Herbalife distributor	Providencia 1218 Local 2 Col. Del Valle Mexico D.F. c.p. 04250

Arie Baratz	Israel	Herbalife distributor	5 Shir-Hashirim Street Elkana, Israel 44814

(1)  Leslie Stanford may be deemed to share beneficial ownership of the Common Shares jointly owned with her husband, Don Bailey.  Don Bailey is a citizen of Canada, his principal occupation is Chief Executive Officer of Triton Investment Company and his business address is 1490 Lafayette Street, Suite 404, Denver, Colorado 80218.  In addition, 127,721 Common Shares are held by the Bailey-Stanford Family Trust, a Delaware trust (the “BSFT”), of which Leslie Stanford and her husband are the investment advisors, and her three children are the sole beneficiaries.  The business address for the BSFT is J.P. Morgan Trust Company of Delaware, 500 Stanton Christiana Road, Newark, Delaware 19713.

(2)  300,000 Common Shares that are beneficially owned by Markus Lehmann are owned by Markus Lehmann Sales Consulting Establishment, a Liechtenstein corporation (“MLSE”).  Markus Lehmann is the Chief Executive Officer of the MLSE, and the sole stockholder of MLSE is Mayus Stiftung, a Liechtenstein trust (“Mayus”), of which Markus Lehmann is the sole beneficiary.  The principal business of MLSE is to hold the Herbalife distributorship.  The business address for MLSE is Kreuzbuehel 15, FL-9493, Mauren, Liechtenstein.

(3)  Jose Paulo Rodrigues Dinis da Silva may be deemed to share beneficial ownership of the Common Shares owned by him with his wife, Natalia Maria Felgueiras Ferreira.  Natalia Maria Felgueiras Ferreira is a citizen of Portugal, her principal occupation is a Herbalife distributor and her business address is Rue D. Afonso Henriques, Condominio Estoril, Real, B1 2765-573, Estoril, Portugal.

(4)  J.M. Bos-Vuijst and Ronald P.J. Bos may be deemed to share beneficial ownership of the 30,000 Common Shares they jointly own.

(5)  3,000 Common Shares that are beneficially owned by Susan Peterson are owned by TDC, Limited, a Bermuda corporation (“TDC”).  Deanna Didyk, a citizen of Bermuda, and Robert Mulderig, a citizen of Burmuda, are the directors and executive officers of TDC.  To the knowledge of Susan Peterson, Deanna Didyk’s and Robert Mulderig’s principal occupation is as managers of various Bermuda companies.  Deanna Didyk’s and Robert Mulderig’s business address is 14 Par - LA - Ville, P.O. Box HM2958, Hamilton, HM, MX, Bermuda.  TEI Holdings, Ltd, a Bermuda trust (“TEI”), is the sole stockholder of TDC.  Susan Peterson controls and is also the sole beneficiary of TEI.  The principal business of TDC is investment holdings.  The business address for TDC is 14 Par - LA - Ville, P.O. Box HM2958, Hamilton, HM, MX, Bermuda.

(d) and (e)  During the last five years, no Reporting Person, nor any other person identified in this Item 2 (the “Joint Holders”), has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.

  Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons have acquired beneficial ownership of an aggregate of approximately 1,956,927 Common Shares.  Such Common Shares were purchased in the open market by each Reporting Person, using his or her personal funds, on various dates and for various amounts.  All transactions in the Common Shares effected by the Reporting Person in the past 60 days, including the number of Common Shares purchased (or sold), the date of purchase (or sale), the price per Common Share (or unit) and how the transactions were effected, are described in Item 5(c).

Item 4. Purpose of Transaction

On February 2, 2007, Whitney V, L.P. (together with its affiliates, “Buyer”) submitted to the Issuer’s Board of Directors a proposal letter (the “Proposal Letter”) to acquire all outstanding Common Shares of the Issuer (the “Proposed Acquisition”), except for certain Common Shares held by Buyer expected to be rolled over in the Proposed Acquisition, at a purchase price of $38 per share in cash.  The Reporting Persons have indicated their interest in investing up to an aggregate of $100,900,000 in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition, as more fully described in Item 6.

Except as set forth herein or as would occur in connection with and upon completion of any of the actions and matters discussed in this Item 4, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  The Reporting Persons beneficially own Common Shares as follows:

Name	Number of Common Shares	Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding(1)
Leslie R. Stanford	442,017	Sole	Sole	0.6%
	209,727	Shared(2)	Shared(2)	0.3%
	127,721	Shared(3)	Shared(3)	0.2%
Total	779,465			1.1%

Markus Lehmann	12,500	Sole	Sole	*
	300,000(4)	Sole	Sole	0.4%
	20,000(5)	Sole	Sole	*
Total	332,500			0.5%

Tae Ho Kim	284,061	Sole	Sole	0.4%

Michiko Dejaeghere	175,403	Sole	Sole	0.2%

John Peterson	70,779	Sole	Sole	0.1%

Jose Paulo Rodrigues Dinis da Silva	4,600	Sole(6)	Sole(6)	*

J.M. Bos-Vuijst	30,000	Shared(7)	Shared(7)	*
	6,000	Sole	Sole	*
Total	36,000			*

Ronald P.J. Bos	30,000	Shared(7)	Shared(7)	*

Susan Peterson	34,778	Sole	Sole	*
	3,000	Shared(8)	Shared(8)	*
Total	37,778			*

Leung Sze Man	120,947	Sole	Sole	0.1%

Fredrick J. Cohn	3,000	Sole	Sole	*

Enrique Javier Varela Barrios	66,616	Sole	Sole	0.2%

Juan Jose Najera Diaz	14,204.5	Sole	Sole	*

Arie Baratz	30,573	Sole	Sole	*

*  Less than 0.1%.

(1)  The calculation of the percentage is based on 71,719,664 Common Shares outstanding as of March 9, 2007, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 19, 2007.

(2)  Represents Common Shares that are jointly owned with her husband, Don Bailey.

(3)  Represents Common Shares that are held by the BSFT, of which Leslie R. Stanford and her husband are the investment advisors.  Leslie Stanford’s three children are the beneficiaries of the BSFT.

(4)  Represents Common Shares that are held by MLSE.  Markus Lehmann is the Chief Executive Officer of MLSE, and the sole stockholder of MLSE is Mayus.  Markus Lehmann controls and is the sole beneficiary of Mayus.

(5)  Represents (i) an option to purchase 10,000 Common Shares at an exercise price of $30 per Common Share, exercisable until May 19, 2007, (ii) an option to purchase 5,000 Common Shares at an exercise price of $35 per Common Share, exercisable until August 18, 2007 and (iii) an option to purchase 5,000 Common Shares at an exercise price of $30 per Common Share, exercisable until August 18, 2007.

(6)  Jose Paulo Rodrigues Dinis da Silva may be deemed to share beneficial ownership of the Common Shares held by him with his wife, Natalia Maria Felgueiras Ferreira.

(7)  Represents Common Shares that are jointly owned by J.M. Bos-Vuijst and Ronald P.J. Bos.

(8)  Represents Common Shares that are held by TDC.  Deanna Didyk and Robert Mulderig are the directors and executive officers of TDC.  TEI is the sole stockholder of TDC.  Susan Peterson controls and is also the sole beneficiary of TEI.  Susan Peterson may be deemed to share beneficial ownership of the Common Shares with Deanna Didyk and Robert Mulderig.

As a result of such beneficial ownership, the Reporting Persons, together with Buyer, collectively would beneficially own, in the aggregate, a total of 21,005,205 Common Shares, or approximately 29.3% of the outstanding Common Shares of the Issuer.  To the knowledge of the Reporting Persons, none of the Other Distributors (defined in Item 6) beneficially owns any Common Shares.  By virtue of the relationships among the Reporting Persons and Buyer, the Reporting Persons and Buyer may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act, and each Reporting Person and Buyer may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons and Buyer.  Neither the filing of this Schedule 13D, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that any Reporting Person, or Buyer, or any Joint Holder is the beneficial owner of the Common Shares of any other Reporting Person or Buyer referred to herein, or is a member of any “group” within the meaning of Section 13(d) of the Act or for any other purpose.  Each Reporting Person also disclaims any pecuniary interest in the Common Shares beneficially owned by any other Reporting Person or Buyer.

(c)  Except as set forth in the below table, no Reporting Person has effected any transactions in the Common Shares in the past 60 days:

Name	Date of Transaction	Amount of Securities Purchased (Sold)*	Price Per Share or Unit	How Transaction Effected

Juan Jose Najera Diaz	January 31, 2007	(1,000 Common Shares)	$33.50	In open market through Internet trading account

	January 31, 2007	1,000 Common Shares	$32.75	In open market through Internet trading account

	February 2, 2007	(1,000 Common Shares)	$33.25	In open market through Internet trading account

	February 5, 2007	(3,000 Common Shares)	$39.50	In open market through Internet trading account

	March 5, 2007	1,000 Common Shares	$37.00	In open market through Internet trading account

	March 9, 2007	(1,000 Common Shares)	$37.75	In open market through Internet trading account

Fredrick J. Cohn	February 2, 2007	(400 Common Shares)	$32.90	In open market through Internet trading account

	February 2, 2007	Option to purchase 10 Common Shares (HLFCG)	$1.10	In open market through Internet trading account

	February 5, 2007	(Option to purchase 10 Common Shares (HLFBH))	$0.80	In open market through Internet trading account

	February 6, 2007	(Option to purchase 10 Common Shares (HLFCG))	$5.50	In open market through Internet trading account

*Sale transactions are in parentheses.

(d)  No person (other than the Reporting Persons and the Joint Holders) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)  Not applicable.

Item 6.

  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

With respect to the Proposed Acquisition, on the respective dates set forth in the below table, the Reporting Persons, each of whom is a Chairman’s Club distributor of the Issuer’s products, entered into non-binding letters of intent with Buyer, whereby each Reporting Person indicated his or her interest in investing, up to the amount set forth in the below table, in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition, for an aggregate of up to $100,900,000.

Name	Date of Letter of Intent	Proposed Investment Amount

Leslie Stanford	March 18, 2007	up to $30,000,000

Markus Lehmann	March 18, 2007	up to $18,000,000

Tae Ho Kim	March 20, 2007	up to $10,000,000

Leung Sze Man	March 25, 2007	up to $10,000,000

Enrique Javier Varela Barrios	March 26, 2007	up to $6,000,000

Fredrick J. Cohn	March 25, 2007	up to $5,000,000

Michiko Dejaeghere	March 19, 2007	up to $5,000,000

Susan Peterson	March 20, 2007	up to $5,000,000

John Peterson	March 20, 2007	up to $4,000,000

J.M. Bos-Vuijst and Ronald P.J. Bos	March 18, 2007	up to $3,000,000

Arie Baratz	March 26, 2007	up to $3,000,000

Jose Paulo Rodrigues Dinis da Silva and Maria Felgueiras Ferreira	March 20, 2007	up to $1,500,000*

Juan Jose Najera Diaz	March 26, 2007	up to $400,000

*  On March 20, 2007, Buyer entered into an amended and restated non-binding letter of intent, replacing a previous non-binding letter of intent dated March 18, 2007, with Jose Paulo Rodrigues Dinis da Silva and his wife, Natalia Maria Felgueiras Ferreira, whereby they have indicated their interest in investing up to $1,500,000 (as opposed to $750,000 under the previous letter) in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition.

In addition, Buyer has entered into non-binding letters of intent with the following other Chairman’s Club distributors of the Issuer’s products (the “Other Distributors”):  Blake Morgan, Martin Ernst, Michael Palmstierna Hamilton, Christine M. Carley, Garry De Brabander, Janifer Cohn, James Chen Ming Chieh, Yang Mo Li, Geraldine Cvitanovich and Pedro Cardoso.  To the knowledge of the Reporting Persons, the Other Distributors have indicated their interest in investing up to $38,000,000.  Taken together, the Reporting Persons, the Joint Holders and the Other Distributors have indicated their interest in investing up to $138,900,000, in the aggregate, in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition.

The Reporting Persons’, the Joint Holders’ and the Other Distributors’ interest in investing in the Proposed Acquisition is on a non-binding and non-exclusive basis.  Accordingly, if the Issuer were to pursue a sale transaction with any other person, the Reporting Persons, the Joint Holders and the Other Distributors would be free to participate in the other transaction.  In addition, the Reporting Persons’, the Joint Holders’ and the Other Distributors’ interest in investing in the new entity to be formed by Buyer to consummate the Proposed Acquisition is also subject, among other things, to the ability of eligible President’s Team members of the Issuer to also make an investment in such new entity, if the Proposed Acquisition proceeds and such investment is legally permitted.  The Reporting Persons understand that Buyer is in discussions and expects to continue discussions with certain other distributors regarding entering into similar non-binding letters of intent.

The non-binding letters of intent for the Reporting Persons are attached hereto as Exhibits B, C, D, E, F, G, H, I, J, K, L, M and N.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement and Power of Attorney, dated as of March 28, 2007, by and among Leslie Stanford and Markus Lehmann, as attorneys-in-fact, and the other Reporting Persons

Exhibit B	Non-Binding Letter of Intent between Leslie Stanford and Whitney V, L.P., dated March 18, 2007(1)

Exhibit C	Non-Binding Letter of Intent between Markus Lehmann and Whitney V, L.P., dated March 18, 2007(2)

Exhibit D	Non-Binding Letter of Intent among Ronald P.J. Bos, J.M. Bos-Vuijst and Whitney V, L.P., dated March 18, 2007(3)

Exhibit E	Non-Binding Letter of Intent between Michiko Dejaeghere and Whitney V, L.P., dated March 19, 2007(4)

Exhibit F	Amended and Restated Non-Binding Letter of Intent among Jose Paulo Dinis Da Silva, Natalia Maria Felgueiras Ferreira and Whitney V, L.P., dated March 20, 2007(5)

Exhibit G	Non-Binding Letter of Intent between Susan Peterson and Whitney V, L.P., dated March 20, 2007(6)

Exhibit H	Non-Binding Letter of Intent between John Peterson and Whitney V, L.P., dated March 20, 2007(7)

Exhibit I	Non-Binding Letter of Intent between Tae Ho Kim and Whitney V, L.P., dated March 20, 2007(8)

Exhibit J	Non-Binding Letter of Intent between Leung Sze Man and Whitney V, L.P., dated March 25, 2007(9)

Exhibit K	Non-Binding Letter of Intent between Fredrick J. Cohn and Whitney V, L.P., dated March 25, 2007(10)

Exhibit L	Non-Binding Letter of Intent between Enrique Javier Varela Barrios and Whitney V, L.P., dated March 26, 2007(11)

Exhibit M	Non-Binding Letter of Intent between Juan Jose Najera Diaz and Whitney V, L.P., dated March 26, 2007(12)

Exhibit N	Non-Binding Letter of Intent between Arie Baratz and Whitney V, L.P., dated March 26, 2007(13)

(1)  Incorporated by reference to Exhibit F of Amendment No. 1 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 19, 2007.

(2)  Incorporated by reference to Exhibit E of Amendment No. 1 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 19, 2007.

(3)  Incorporated by reference to Exhibit G of Amendment No. 1 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 19, 2007

(4)  Incorporated by reference to Exhibit K of Amendment No. 2 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 20, 2007.

(5)  Incorporated by reference to Exhibit S of Amendment No. 3 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 21, 2007.

(6)  Incorporated by reference to Exhibit L of Amendment No. 3 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 21, 2007.

(7)  Incorporated by reference to Exhibit N of Amendment No. 3 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 21, 2007.

(8)  Incorporated by reference to Exhibit O of Amendment No. 3 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 21, 2007.

(9)  Incorporated by reference to Exhibit T of Amendment No. 4 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 26, 2007.

(10)  Incorporated by reference to Exhibit V of Amendment No. 4 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 26, 2007.

(11)  Incorporated by reference to Exhibit X of Amendment No. 5 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 27, 2007.

(12)  Incorporated by reference to Exhibit Z of Amendment No. 5 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 27, 2007.

(13)  Incorporated by reference to Exhibit Y of Amendment No. 5 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 27, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 28, 2007

/s/ Leslie Stanford
Leslie Stanford

/s/ Markus Lehmann
Markus Lehmann

/s/ John Peterson
John Peterson

/s/ J.M. Bos-Vuijst
J.M. Bos-Vuijst

/s/ Ronald P.J. Bos
Ronald P.J. Bos

/s/ Jose Paulo Rodrigues Dinis da Silva
Jose Paulo Rodrigues Dinis da Silva

/s/ Michiko Dejaeghere
Michiko Dejaeghere

/s/ Tae Ho Kim
Tae Ho Kim

/s/ Susan Peterson
Susan Peterson

/s/ Leung Sze Man
Leung Sze Man

/s/ Fredrick J. Cohn
Fredrick J. Cohn

/s/ Enrique Javier Varela Barrios
Enrique Javier Varela Barrios

/s/ Juan Jose Najera Diaz
Juan Jose Najera Diaz

/s/ Arie Baratz
Arie Baratz

EXHIBIT A

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the attached Statement on Schedule 13D relating to the common shares, par value $0.002 per share, of Herbalife Ltd. (the “Issuer”) is filed on behalf of each of them, and that all amendments to this Statement will be filed on behalf of each of them.

KNOW ALL BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints each of Leslie Stanford and Markus Lehmann, acting singly, as such undersigned's true and lawful attorney-in-fact to:

1.

Execute for and on behalf of such undersigned, in his or her capacity as a beneficial owner of equity securities of the Issuer, any and all filings of such undersigned pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

2.

Do and perform any and all acts for and on behalf of such undersigned which may be necessary or desirable to complete, execute and timely file any such filings with the Securities and Exchange Commission and any national securities exchange or similar authority; and

3.

Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of such undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

Each of the undersigned hereby grants to each above-named attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such undersigned might or could do if personally present, with full power of substitution or revocation, and hereby ratifies and confirms all that each above-named attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  Each of the undersigned acknowledges that the above-named attorneys-in-fact, in serving in such capacity at the request of such undersigned, are not assuming any of such undersigned's responsibilities to comply with Section 13(d), 13(g) or 16(a) of the Securities Exchange Act of 1934, as amended.

This power of attorney shall remain in full force and effect as to each of the undersigned until such undersigned is no longer required to make any filing pursuant to Section 13(d), 13(g) or 16(a) of the Securities Exchange Act of 1934, as amended, unless earlier revoked by such undersigned in a signed writing delivered to any of the above-named attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this joint filing agreement and power of attorney to be executed as of this 28th day of March, 2007.

/s/ Leslie Stanford
Leslie Stanford

/s/ Markus Lehmann
Markus Lehmann

/s/ John Peterson
John Peterson

/s/ J.M. Bos-Vuijst
J.M. Bos-Vuijst

/s/ Ronald P.J. Bos
Ronald P.J. Bos

/s/ Jose Paulo Rodrigues Dinis da Silva
Jose Paulo Rodrigues Dinis da Silva

/s/ Michiko Dejaeghere
Michiko Dejaeghere

/s/ Tae Ho Kim
Tae Ho Kim

/s/ Susan Peterson
Susan Peterson

/s/ Leung Sze Man
Leung Sze Man

/s/ Fredrick J. Cohn
Fredrick J. Cohn

/s/ Enrique Javier Varela Barrios
Enrique Javier Varela Barrios

/s/ Juan Jose Najera Diaz
Juan Jose Najera Diaz

/s/ Arie Baratz
Arie Baratz